UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission file number: 0-30324

RADWARE LTD.
(Name of registrant)

22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

This Report on Form 6-K of Radware Ltd. consists of the following exhibits, which are attached hereto and incorporated by reference herein:

Exhibit Number	Description of Exhibits

99.1	Press Release, September 19, 2019: Radware Announces 2019 Annual General Meeting
99.2	Notice and Proxy Statement for the 2019 Annual General Meeting of Shareholders to be held on Thursday, October 24, 2019
99.3	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: September 19, 2019	By:	/s/ Doron Abramovitch
Doron Abramovitch
Chief Financial Officer